SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 16, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 16, 2011, the Company reported that Real Estate Strategies L.P. (the “Investment Company”), an investment vehicle managed and indirectly wholly owned by the Company, has entered into a purchase agreement (the “Agreement”) with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’ approval and to the investor company satisfaction with certain Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust (“REIT”) and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In the case the aforementioned conditions were met, the investment company will invest US$20 million in exchange of two million newly issued Preferred Shares, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$ 10 per share.

The preferred shares will bear an annual 6,25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, the Investment Company will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with the Investment Company’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 16, 2011